Suite 800 – 1199 West Hasting Street

Vancouver, BC V6E 3T5

September 27, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Division of Corporation Finance, Office Manufacturing

Re:  RewardStream Solutions Inc.

Registration Statement on Form 20-F

Filed on August 1, 2023 and as amended on September 12, 2023

File No. 000-52568

The Company hereby requests immediate withdrawal of its Registration Statement on Form 20-F (File No. 000-52568), which was initially filed with the Securities and Exchange Commission (the "Commission") on August 1, 2023, along with any amendments and exhibits (the "Registration Statement").  The Company is withdrawing the Registration Statement to ensure that all comments from the Commission have been sufficiently addressed and resolved before the Registration Statement becomes automatically effective after 60 days when it was initially filed.

We respectfully request that the Commission consent to this application.  If you have any questions or comments relating to this matter, please contact the undersigned.

Yours truly,

Blender Bites Limited

Per: "Geoff Balderson"

Geoff Balderson

Chief Financial Officer

E: gb@amalficorp.ca

T: 236-521-0626